SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Criteo S. A.

(Name of Issuer)
Ordinary Shares, €0.025 nominal value per share

(Title of Class of Securities)
226718104

(CUSIP Number)
December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Jean-Baptiste Rudelle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,672,430 shares(1)
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 3,672,430 shares(1)
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,672,430 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.9%(2)
12.	Type of Reporting Person (see instructions) IN

(1)
Includes 196,392 shares issuable upon the exercise of options/warrants which are currently exercisable or which will become exercisable on or before February 29, 2016. Excludes 320,662 shares issuable upon the exercise of other unvested options/warrants, with varying amounts vesting through October 29, 2019.

(2)	Based on 62,470,881 shares outstanding as of December 31, 2015.

CUSIP No. 226718104	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Criteo S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

32 Rue Blanche 75009 Paris, France

Item 2(a).	Name of Person Filing:

This statement is being filed with respect to the 3,672,430 (1) Ordinary Shares, €0.025 nominal value per share (the “Shares”), of the Issuer directly owned by Jean-Baptiste Rudelle (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Person is: c/o Criteo Corp. 411 High Street Palo Alto, CA 94301

Item 2(c).	Citizenship:

Mr. Rudelle is a French citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, €0.025 nominal value per share

Item 2(e).	CUSIP Number:

226718104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

CUSIP No. 226718104	13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount Beneficially Owned: 3,672,430 shares(1)

(b) Percent of Class: 5.9%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,672,430 shares(1)

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or to direct the disposition of: 3,672,430 shares(1)

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 226718104	13G	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	By:	/s/ Jean Baptiste Rudelle
	Name:	Jean-Baptiste Rudelle